[DIETERICH & MAZAREI LETTERHEAD]

August 12, 2010

Stephani Bouvet
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:	Micro Imaging Technology, Inc. Amendment No. 3 to Form S-1
 via facsimile: (202) 772-9210
Dear Ms. Bouvet:

In response to the Comment Letter dated August 12, 2010, and specifically comment #1 concerning the 750,000 shares potentially subject to redemption under certain circumstances, please consider the following information and developments:

a)           The following paragraph is Section 12(B)(ii) of the Investment Agreement (an exhibit to the S-1), concerning legal fees and the genesis of the 750,000 share position:

(ii) The Company has paid a non-refundable document preparation fee of 750,000 shares of the Company=s common stock (APreparation Shares@) for the preparation of the Investment Agreement and Registration Rights Agreement.  In the event the Company receives any funds from the current private placement or in the event the first Put is closed prior to the nine months anniversary of the issuance of the Preparation Shares, the Investor shall have the right, but not the obligation, to request those funds to be used to redeem the Preparation Shares for $15,000 in cash.  If the Investor requests the fee be paid in cash upon receipt of funding as outlined herein, the Preparation Shares shall be returned to the Company.  The Preparation Shares shall be included in the Registration Statement.

b)           In the second sentence, the then-current private placement was cited as a potential source of funds for payment of the $15,000.  This route has been selected by the Company (Micro Imaging) and the 750,000 shares will be returned to the Company and cancelled.  They are, therefore, being removed from the registration statement as no longer an asset of the Investor, and certainly not in need of registration.  We believe this resolves any uncertainty over Acompletion@ of the financing, in that the shares were issued (placement completed) and are now being retired, pursuant to the terms of the existing contract (no investment decision-making possible by the investor).

The Company proposes to amend the S-1 to remove all references to the 750,000 shares and their inclusion in the registration process.

Respectfully submitted,
DIETERICH & MAZAREI

/s/ Christopher Dieterich
Christopher Dieterich
Counsel to Micro Imaging Technology, Inc.